Greene Concepts, Inc.

13195 U.S. Highway 221 N

Marion, North Carolina, 28752

(844) 889-2837

February 14, 2020

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC. 20549

Attn: Thomas Jones and Kate McHale

Re: Greene Concepts, Inc.

Amendment No. 1 to Offering Statement on Form 1-A Filed January 10, 2020

File No. 024-11090

Dear Ladies and Gentlemen:

We hereby submit the response of Greene Concepts, Inc. (the “Company”) to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission set forth in the Staff’s letter, dated January 27, 2020, providing the Staff’s comments with respect to the Company’s Amendment No. 1 to Regulation A Offering Statement on Form 1-A (“Amendment No. 1”).

For the convenience of the Staff, each of the Staff’s comments is included followed by the corresponding response of the Company. Unless the context indicates otherwise, references in this letter to “we,” “us” and “our” refer to the Company on a consolidated basis.

Amendment No. 1 to Form 1-A filed January 10, 2020 Government Regulation, page 28

1.	We note your response to prior comment 7. Please reconcile your disclosure on page 28 that it will take approximately six months to prepare your facility with your disclosure on page 27 that you expect to launch your white label spring water "sometime during the first quarter of 2020."

Response: In response to the Staff’s comments, we have revised our disclosure on page 28 and our “Management’s Discussion and Analysis of Financial Condition and Results of Operations – Plan of Operation” section to clarify that the six-month time period during which we prepared our North Carolina Facility to comply with FDA regulations for CGMPs and for the production of dietary supplements will conclude in the first quarter of 2020.

Compensation of Directors and Executive Officers, page 35

2.	Please clarify the cash compensation disclosed in the table on page 35 for the fiscal year ended July 31, 2019. Please disclose by footnote why Mr. Greene's cash compensation is not showing up as total compensation. We also note the footnote to the table references

Ms. Howard's term as CEO, which conflicts with the disclosure included in the description of consulting agreements. If Mr. Greene was the CEO prior to Ms. Howard's appointment in January, please make this clear from the disclosure. Please revise to disclose the status of Ms. Howard's consulting agreement set to expire on January 31, 2020.

Response: In response to the Staff’s comments, we have added a footnote on page 35 that states the following: “Mr. Greene’s total compensation for the most recent fiscal year ended July 31, 2019 was $36,847. This compensation was paid to Mr. Greene for his services rendered as CEO of the Company during the period of August 1, 2018 through January 17, 2019.” We have further amended the compensation table on page 35 to reflect that Mr. Greene’s total compensation for the most recent fiscal year ended July 31, 2019 is $36,847.

We have also revised the erroneous statement in the footnote of the compensation table on page 35 to clarify that Ms. Howard’s term as CEO of the Company commenced on January 18, 2019 and not April 23, 2019. We corrected the value of the 30,000 shares of Preferred Class A Stock Ms. Howard received on January 18, 2019 to reflect the January 18, 2019 share price of $0.0250 per share.

Finally, Ms. Howard’s consulting agreement was assumed by our subsidiary, Mammoth Ventures, Inc., upon Ms. Howard’s simultaneous resignation as CEO and appointment as Mammoth Ventures, Inc.’s Chief Innovation Officer on November 19, 2019. Ms. Howard’s consulting agreement expired on January 31, 2020, however, Mammoth Ventures, Inc. continues to pay Ms. Howard the same compensation and Ms. Howard continues to provide the same services as contemplated by the consulting agreement under an at-will verbal arrangement on a month to month basis. We have added a disclosure in the footnote of the compensation table on page 35 to this effect.

Security Ownership of Management and Certain Securityholders, page 37

3.	We note your response to prior comment 9. Please clarify how you determined the amount of shares mentioned in the second column of the table on page 37. We note that Mr. Levit and Mr. Brown, as beneficial owners of BNL would each own 12,000,000 shares of preferred stock rather than 6,000,000. In addition, please expand the disclosure in footnote (5) on page 37 to disclose when BNL acquired the shares of preferred stock and the amount paid to acquire the shares. Please provide all data as of a more recent date.

Response: To correct the error identified by the Staff in the above comment, we changed the reference to the number of Preferred Class A shares beneficially ownedby each of Mr. Levit and Mr. Brown from 6,000,000 to 12,000,000 in the second column of the security ownership table. We also expanded the disclosure in footnote (5) on page 37 to disclose that BNL acquired 10,000,000 of the shares from Mr. Greene on November 19, 2018 pursuant to a Stock Purchase and Sale Agreement between BNL and Mr. Greene as of such date for an aggregate purchase price of $18,000. Finally, we expanded the disclosure to indicate that BNL acquired 2,000,000 shares of Preferred Class A Stock from the Company on February 6, 2019 for no consideration other than as an inducement for BNL to enter into the Stock Purchase Acquisition Agreement and Merger Agreement and Promissory Note pursuant to which the Company acquired Mammoth Ventures from BNL.

We are also confirming that the data provided in the Beneficial Ownership chart on page 37 of Amendment No. 1 is accurate as of the date hereof.

[Remainder of Page Intentionally Left Blank]

If you would like to discuss any of the responses to the Staff’s comments or if you would like to discuss any other matters, please contact the undersigned at 559-434-1000 or Louis Bevilacqua of Bevilacqua PLLC at (202) 869-0888 (ext. 100).

Sincerely,

cc: Louis A. Bevilacqua

By:/s/ Leonard Greene

Leonard Greene
Chief Executive Officer